Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

July 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng, Special Counsel

Re:       Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-10560

Dear Ms. Mills-Apenteng:

The following information and comments are made in response to your letter dated July 2, 2015 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”).  Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Part III (Incorporated by Reference from Definitive Proxy Statement filed April 2, 2015)

General

1.             In future Exchange Act reports, as applicable, please revise your proxy card regarding the say on pay proposal to comply with Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

Response 1:  The Company will revise its proxy card in the future as directed.

Compensation Tables and Narratives

Summary Compensation Table, page 17

2.            Please refer to your response to prior comment 6 in your response letter dated August 22, 2012. We note that in 2014 you identified three named executive officers at any one point in time though you are required to include, in addition to your principal executive and financial officers, the three most highly compensated executive officers. Please explain why you included Kenneth Barrow, your then general counsel, as a named executive officer, but did not include the person succeeding him serving in that function. In addition, please explain in specific detail how you determined that your Group Presidents and Vice President of Strategy and Investor Relations are not executive officers within the meaning of Rule 405 of the Securities Act. In preparing your response, please note that Rule 405 does not require that a vice president or other officer “in charge of a principal business unit, division or function” have a policy making function.

Response 2:  Consistent with our response in 2012, please be advised that the Board of Directors carefully considers the job responsibilities of each of the Company’s senior officers annually, including the individuals listed on the Company’s website under the heading “Leadership Team.” For 2014, it was determined that only the Company’s CEO, CFO and Executive Vice President of Global Operations and Engineering (“EVP”) qualified as executive officers within the meaning of Rule 405 (i.e., were “in charge of a principal business unit, division or function” or otherwise performed a policy-making function).  As you have noted, other officers are listed on our website, which is useful in our interactions with customers, suppliers and investors.

Securities and Exchange Commission

July 13, 2015

The Vice President of Strategy and Investor Relations is a relatively new position and reports to the CEO; however, the authority that would place her in charge of strategy or of investor relations, has not been delegated to her, but remains with the CEO and the CFO.  Moreover, while she is a key player in implementing our policies and strategy, she does not have policy-making authority.

Senior management of the Company has evolved since the current CEO was appointed in 2012.  In 2014, operations and engineering management previously reserved to the CEO was delegated to the EVP.  This newly created office, held by a former Group President promoted to the position (and not previously considered an executive officer), is, in the view of the Board of Directors, an executive position and was included in the Summary Compensation Table.  In contrast, our other Group Presidents, who previously reported to the CEO and now report to the EVP, received no additional delegation of authority.  Although they are key members of our senior management, they work closely with the EVP who is the officer in charge of the areas in question.

In the case of the General Counsel, Mr. Barrow had been with the Company for a number of years in that role before being delegated the authority that we determined qualified him as a Rule 405 executive officer in 2013 in connection with the succession of the CEO and the transition of the management team.  Mr. Barrow’s replacement joined the Company in 2014 and is new to our industry.  During the year, he was not “in charge” of the full legal and compliance function.

As the Company continues to grow and our senior management team continues to evolve, we anticipate that additional officers will be added to the Summary Compensation Table in the future.

In connection with our responses, we acknowledge that:

-        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-        staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions or further comments, please contact me at (979) 848-5304.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Gayla J. Delly
Gayla J. Delly
President & Chief Executive Officer

cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Scott R. Peterson, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP
KPMG LLP